

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

Via E-mail
Andrew Anagnost and Amar Hanspal
Co-Chief Executive Officers
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

      Re: **Autodesk, Inc.**
              Form 10-K for the Fiscal Year Ended January 31, 2017
              Filed March 21, 2017
              File No. 0-14338

Dear Messrs. Anagnost and Hanspal:

      We refer you to our comment letter dated June 28, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance